

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2020

Jun Liu
Chief Executive Officer
ATIF Holdings Ltd
8577 Haven Avenue, #301
Rancho Cucamonga, CA 91730

> **Re: ATIF Holdings Ltd**
> **Registration Statement on Form F-3**
> **Filed June 12, 2020**
> **File No. 333-239131**

Dear Mr. Liu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1. Please revise the registration statement to provide updated interim financial statements covering at least the first six months of the financial year in accordance with Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F. Similarly, please also provide updated interim financial statements for Leaping Group Co., LLC in accordance with Rule 3-05 of Reg. S-X.

Description of Debt Securities, page 26

2. We note that you are registering debt securities; however, you have indicated in this section that you do not intend to file the trust indenture as an exhibit to your Form F-3. Instead you state that you will rely on an exemption under the Trust Indenture Act to file

Jun Liu
ATIF Holdings Ltd
June 25, 2020
Page 2

the indenture, if any, as an exhibit to a Form 6-K before making any offer of debt securities. Please provide an expanded analysis as to why you do not believe you are required to qualify your indenture at the time of effectiveness. You may wish to refer to Trust Indenture Act Compliance and Disclosure Interpretations 205.01, 205.02, and 201.02. Alternatively, please file your form of indenture as an exhibit with your next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services